SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2013
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A
Publicly-held Company
Corporate Taxpayer's ID (CNPJ/MF): 02.558.115/0001-21
Corporate Registry (NIRE): 33.300.276.963

NOTICE TO THE MARKET

TIM Participações S.A. ("Company") (BM&FBOVESPA: TIMP3; NYSE: TSU), in view of the Notice to the Market released today by Telecom Italia S.p.A (“TI”), which indirectly controls the Company, and pursuant to Article 3 of CVM instruction 358/02, presents to its shareholders and the market in general, a partial extraction of the above mentioned document.

Rio de Janeiro, December 02nd, 2013.

TIM Participações
Rogerio Tostes
Investor Relations Officer

“TELECOM ITALIA - PRESS RELEASE

Press release requested by CONSOB (the Italian Securities and Exchange Commission) pursuant to art. 114 of Legislative Decree 58/1998

Rome, 2 December 2013

The information that Consob has required to be disseminated by means of a press release to be issued before the opening of the MTA on 2 December 2013, by order dated 28 November 2013, pursuant to Article 114, paragraph 5, of Legislative Decree no. 58/1998”

(…)

“Brazil

Finally, Consob asked the Company to express its considerations regarding comments that had appeared in the national press regarding a recent decision by the Brazilian Conselho Administrativo de Defesa Econômica (acronym: CADE) regarding changes to the existing agreements between the shareholders of the relative majority shareholder Telco S.p.A. (Intesa San Paolo S.p.A., Mediobanca S.p.A., companies belonging to the Generali Group, and Telefónica S.A.), with particular reference to the potential effects of the investigation by the Authority on maintaining the objectives identified in the strategic plan and communicated to the market on 7 November 2013, indicating whether any offers to purchase the Group's shareholding in Tim Brasil had been received or if any contacts with potential buyers were under way.

In this respect we should point out that the decision consists of an opinion of the Procuradoria Geral Federal of CADE, which has also been notified in recent days to Tim Brasil as an intervener in the Termo de Compromisso de Desempenho signed in April 2010 by the shareholders of Telco S.p.A., and referred to in point A of the "New procedure for compliance with the Agreement of 28 April 2010 with the Conselho Administrativo de Defesa Econômica", available at www.telecomitalia.com. This opinion, which is issued as part of the activity to verify compliance with the aforesaid Termo de Compromisso de Desempenho, also considered the operation referred to in the agreements signed between the shareholders of Telco S.p.A. on 24 September 2013, proposing that:
−
a fine be charged to Telefónica S.A.;
−
an analysis be carried out of the possibility of reviewing the authorisation granted for the so-called Telco operation, which led to the Termo de Compromisso de Desempenho, subject to the possibility to require Telefónica S.A. immediately to sell the new Telco S.p.A. shares purchased and forbidding it from purchasing any amount or category of shares in the capital of Telco S.p.A. or any company in the Telecom Italia Group operating directly or indirectly in Brazil.

The proposed fine is no obstacle to a review of the authorisation previously granted, nor to the adoption of the aforesaid measures against Telefónica S.A.. The Superintendente Geral has approved the proposal, which will therefore be examined during a plenary session of the Authority according to a schedule that is as yet unknown.

As things stand, the Company refrains from commenting on an administrative proceeding that is still in its initial stages, to which it is a subject rather than an active party, but which it is closely monitoring, in accordance furthermore with the recommendations of the Control and Risk Committee. As stated in the Directors' Report to the Ordinary Shareholders' Meeting of 20 December 2013, said Committee has, among other things, appointed an independent legal advisor to monitor developments in the potential consequences for the Company of the agreements between the shareholders of Telco S.p.A. of 24 September 2013 and has asked to report on this matter to the Board of Directors meeting called for 5 December 2013, with a view to taking any appropriate decision.

At the same time, the Company reaffirms the strategic importance for the Group of its shareholding in Tim Brasil and in the Brazilian market, denying that there are any ongoing contacts with potential buyers of the subsidiary, that a sale or combination with other operators are being pursued or that purchase offers have been received, not even unsolicited. In Brazil, the Telecom Italia and Telefónica Groups continue to be competitors and parties to a fair contest, in strict compliance with local rules, particularly, as far as Telecom Italia is concerned, with the aforementioned "New Procedure for compliance with the Agreement of 28 April 2010 with the Conselho Administrativo de Defesa Econômica”. Telecom Italia wishes to make clear that the rumours of presumed plans for the deconsolidation and/or total or partial valuation of the Brazilian asset, described and repeated by journalists, pundits and analysts are inferences wholly without foundation.

Telecom Italia
Investor Relations
http://www.telecomitalia.com/investorrelations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: Decemberr 2, 2013	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.